October 17, 2005
VIA EDGAR
Ms. Megan Akst
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-28274
Dear Ms. Akst:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated September 19, 2005, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
1.	You disclose on page 32 of the filing that “changes in the allocation of the sales price between deliverable elements might impact the timing of revenue recognition”. Clarify this statement. Explain why changes in the allocation would occur and how changes in the allocation would effect the Company’s determination that the sales price is fixed and determinable.

During the two years ended December 31, 2004, we had a multi-year contract with a major consumer products company under which we agreed to provide three deliverable elements at fixed and determinable prices for each element. The identification of deliverable elements is based on significant judgment and complex estimation and the determination of the allocation of revenue between deliverable elements, based on the fair value of those deliverables, can impact the timing of revenue recognition. Once we determine the allocation of revenue between deliverable elements, there are no further changes in the revenue allocation.

To clarify this statement, in future quarterly and annual filings, we propose to revise the disclosure as follows:
SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

“Certain contracts to sell our products and services contain multiple elements or non-standard terms and conditions. As a result, we evaluate each contract to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and the timing of revenue recognition for each element. We recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding client acceptance are resolved, and there are no client-negotiated refund or return rights affecting the revenue recognized for delivered elements. Once we determine the allocation of revenue between deliverable elements, there are no further changes in the revenue allocation.”

2.	You state in the filing that royalty revenue is recognized at the time royalties are earned. Clarify this statement. Quantify the materiality of these revenues and tell us how the Company determines the general conditions for recognition of these revenues. Also, tell us how the Company’s policy for recognition of these revenues complies with the substance of the agreements.

During the three years ended December 31, 2004, we have not recognized any royalty revenue. Historically, we have recognized royalty revenue when a contract has been fully executed, the product has been delivered or provided, the license fees or rights are fixed and determinable, the collection of the resulting receivable is probable and there are no other contingencies. Our policy for recognition of royalty revenue complies with the substance of the contract because we do not have a substantial future commitment to the customer after the delivery of the product.

Even though we had no royalty revenue during the three years ended December 31, 2004, our accounting policy for recognition of royalty revenue is disclosed because we believe it is possible we may have such revenue in the future.

To clarify this statement, in future quarterly and annual filings, we propose to revise the disclosure as follows:

"Royalty revenue is recognized when a contract has been fully executed, the product has been delivered or provided, the license fees or rights are fixed and determinable, the collection of the resulting receivable is probable and there are no other contingencies.”

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

3.	You state in the filing that many of your contracts contain penalty provisions for failure to meet minimum service levels and other performance based contingencies. Describe the terms of the contracts that include these minimum service requirements.

Our service contracts with clients may contain minimum service level requirements, which specify the performance standard and service quality levels. Typical service level requirements may include the average speed of answer, average call handle time, average abandonment rate, average hold time, minimum average system uptime and customer satisfaction. Failure to achieve such service level requirements may result in penalties to the Company. If all service level metric information is available, penalties, if any, are calculated for any service level shortfalls based on the specific quantifiable contractual terms and deducted from revenue recognized for the period. We invoice the client the amount of revenue, net of the known, quantifiable penalties. If the applicable service level metric information is not known at the time the invoice is prepared, we defer the maximum at risk revenue related to these services until the result of the service level metric information subsequently becomes known.

Clarify the significance of these provisions and tell us how the Company is able to reasonably estimate these amounts.

We perform a detailed invoice review process on a monthly basis, which includes the validation of all invoice data against the applicable contract terms and an analysis of the actual service level metrics against the minimum requirements. If all service level metric information is available, penalties, if any, are calculated based on the specific quantifiable contractual terms and deducted from the revenue recognized for the period. If any service level metric information is not available, we defer the maximum revenue at risk according to the discrete contract terms.

Clarify whether material revisions to such estimates have been required in the past and tell us how you determined that the fees associated with these contracts are fixed and determinable given these contingencies.

As stated previously, we do not recognize at risk revenue. As a result, material revisions to the amount of revenue recognized have not been required in the past.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Quantify the amount in deferred revenues relating to estimated holdbacks.

As of December 31, 2004, we had approximately $0.3 million in Deferred Revenue related to estimated penalties and holdbacks representing approximately 1.4% of Total Deferred Revenue and 0.1% of Total Revenue for the year ended December 31, 2004.

As of December 31, 2003, we had approximately $2.3 million in Deferred Revenue related to estimated penalties and holdbacks representing approximately 9.6% of Total Deferred Revenue and 0.5% of Total Revenue for the year ended December 31, 2003.

In future filings, we will disclose the amount of penalties and holdbacks in deferred revenue, if material.

4.	Clarify where you have accounted for the $2.9 million contingent income tax liability as of and for the year ended December 31, 2004. In addition, tell us to which tax year(s) and to which audit(s) this liability relates. Clarify how you determined that the result of these examinations is not expected to have a material effect on the Company’s operations. We may have further comments.

The $2.9 million contingent income tax liability was accounted for in “Income taxes payable” within current liabilities in the Consolidated Balance Sheets (page 46) as of December 31, 2004. In future filings, we will revise the disclosure in the Notes to the Consolidated Financial Statements to include where we have accounted for this liability.

The $2.9 million contingent income tax liability consists of (a) $1.2 million related to the Canadian tax audit for tax years 1993 through 2003, (b) $0.9 million with respect to the tax audit of certain German subsidiaries for tax years 1997 through 2000, (c) $0.6 million for the U.S. tax years ended July 31, 2002 (currently under audit), July 31, 2003 and December 31, 2003, and (d) $0.2 million related to a tax assessment for the 1999 tax year of a Dutch entity.

The $2.9 million contingent income tax liability included $2.1 million associated with notices of disallowance related to issues currently under formal appeal procedures, $0.2 million related to the Dutch tax assessment and $0.6 million related to several quantifiable audit issues that represent our estimate of the probable liability. The amount of the contingent liability was based on our estimate of the probable liability in accordance with SFAS 5 using available evidence, including detailed analyses of the potential income tax issues, income tax assessments and notices of disallowance, consultation with independent

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000 outside tax and legal advisors and our historical experience in settling similar issues without additional income tax liability. We believe the $2.9 million is the probable amount that will be paid upon settlement of the aforementioned examinations and do not believe there would be a material impact on liquidity beyond what has been provided for in “Income taxes payable”.

5.	You disclose on page 25 of the filing that “certain specific tax contingency reserves” were reversed during FY 2004. Quantify the amount of reserves that were reversed and clarify the circumstances surrounding the reversal. We may have further comments.

We reversed $2.1 million of the U.S. contingent income tax liability in FY 2004 as a result of the expiration of the statute of limitations for the tax year ended July 31, 2000 and the completion of a review of the income tax return by the Joint Committee for the tax year ended July 31, 2001, which resulted in no changes. This reversal, net of the increase in the related valuation allowance for the 2004 U.S. net operating loss, is included in the reconciliation of the income tax provision at the U.S. federal statutory tax rate to the Company’s effective income tax provision under the line item entitled “Changes in the valuation allowance, net of related adjustments” within Note 13, Income Taxes, of the Consolidated Financial Statements.

6.	You disclose on page 68 in the filing, that the Company believes it is reasonably probable that a liability may have been incurred before December 31, 2004 and that management estimates this amount to be immaterial. Clarify for us the nature of the liability and tell us whether this is in any way associated with the contingent tax liability discussed in Note 13. In addition, tell us how you considered the requirements of paragraph 10 of SFAS 5 to disclose the specific nature of the liability and the estimate of the possible loss (or range of loss).

To clarify, the disclosure on page 68 in the filing states the Company believes it is reasonably possible that a liability may have been incurred before December 31, 2004.

The nature of the liability is a Florida “Substitute Communications Tax” for users of substitute communications systems, which could include any telephone system used as a substitute for a switched service or dedicated facility provided by a communications dealer. Based on our interpretation of the kinds of “substitute communication systems” technology that might be subject to the tax, we believe our communications systems structure does not qualify as a switched service or dedicated facility as has been traditionally applied by the Federal Communications Commission and the telephony industry.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

As of the date of issuance of Form 10-K for FY 2004, the Florida Department of Revenue was gathering information and holding public workshops to determine what kinds of technology might be subject to tax as “substitute communication systems.” After gathering such information, a Proposed Rule was to be drafted and public hearings conducted accordingly. Based on the structure of our communication systems, the information available and our interpretation of the potential items subject to tax, we determined it was reasonably possible that a liability may have been incurred as of December 31, 2004 in accordance with paragraph 10 of SFAS 5. Based on the given facts and circumstances, we determined the estimate of the possible loss not to be material to the Consolidated Financial Statements.

Subsequently, the Florida “Substitute Communications Tax” was retroactively repealed on June 10, 2005, so this disclosure was no longer required in the Form 10-Q for the quarter ended June 30, 2005. This disclosure is not in any way associated with the $2.9 million contingent income tax liability discussed in Note 13 of the Consolidated Financial Statements.

We note your statement that your Chief Executive Officer and your Chief Financial Officer have concluded that your disclosure controls and procedures were “generally effective” to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms. It is not clear if your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Your disclosures should state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please tell us what consideration you have given to this guidance. See Item 307 of Regulation S-K and Release 33-8238.

The use of the term “generally effective” was not an attempt to circumvent the guidance provided in Item 307 of Regulation S-K and Release 33-8238. Management’s intent was to conclude that disclosure controls and procedures were operating effectively at the reasonable assurance level. In future filings, we will remove the word “generally” and revise the disclosure in the Controls and Procedures section of the Form 10-Q for fiscal quarter September 30, 2005 and all future filings, as follows:

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

“As of September 30, 2005, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a — 15(e) under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We concluded that, as of September 30, 2005, our disclosure controls and procedures were effective at the reasonable assurance level.”
In connection with the foregoing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut
Senior Vice President and Chief Financial Officer

cc: Kathleen Collins, Accounting Branch Chief, U.S. Securities and Exchange Commission

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000